                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2003

     On June 2, 2003, the registrant issued a Notice of Convocation of the Ordinary General Meeting of Shareholders to be held on June 27, 2003 to its shareholders. Attached is an English translation of such notice. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the attached notice were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of its subsidiaries were prepared on the basis of accounting principles generally accepted in Japan.

     The attached notice contains certain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

     Certain projections in the attached notice are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

     No assurance can be given that the registrant's actual results will not vary significantly from the included projections.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION




                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: June 2, 2003

                            NOTICE OF CONVOCATION OF
                THE 18TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
                                  TO BE HELD AT
                   THE NEW TAKANAWA PRINCE HOTEL, TOKYO, JAPAN
                         ON JUNE 27, 2003, AT 10:00 A.M.



                  (This is a translation of the original notice
                       in Japanese mailed on June 2, 2003,
                           to shareholders in Japan.)



                NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT)

                                  TOKYO, JAPAN

June 2, 2003
To the Shareholders

                                      NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                        3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan
                                                                      Norio Wada
                                           President and Representative Director

                            NOTICE OF CONVOCATION OF
                        THE 18TH ORDINARY GENERAL MEETING
                                 OF SHAREHOLDERS

You are hereby notified that the 18th Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

   In the event of your inability to attend, it is possible to exercise your voting rights with the voting right exercise form or via the Internet. You are requested to study the attached reference documents, indicate your approval or disapproval on the enclosed voting right exercise form and return it to the Company after affixing your seal, or indicate your approval or disapproval at the website (for Japanese only) designated by the Company (http://www.web54.net).

                                  Particulars

1. Date and Time:  10:00 a.m. on Friday, June 27, 2003

2. Place:       International Convention Center PAMIR
                New Takanawa Prince Hotel
                13-1, Takanawa 3-chome, Minato-Ku, Tokyo

3. Purpose of the Meeting:

   Matters to be reported
                Report on the business report, balance sheet, and statement of income for the 18th fiscal year (from April 1, 2002 to March 31,
                2003)

 Matters to be resolved
   First Item   Approval of proposed appropriation of unappropriated retained earnings for the 18th fiscal year ended March 31, 2003.
   Second Item  Repurchase of own shares
   Third Item   Partial Modifications to the Articles of Incorporation
   Fourth Item  Election of five Corporate Auditors
   Fifth Item   Presentation of retirement allowance to retiring Corporate
                Auditor [The main provisions of Items 2 and 3 are noted in the section `Reference Documents Concerning the Exercise of Voting
                Rights']

                                                                             END
--------------------------------------------------------------------------------
1. When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.
2. When exercising your voting rights via the Internet, you are kindly requested to read the enclosed information entitled "Exercising your voting rights via the Internet"

(Attachment)

                                 BUSINESS REPORT
                     (from April 1, 2002 to March 31, 2003)

I. OUTLINE OF BUSINESS

1. BUSINESS PROGRESS AND RESULTS

(1) Overall Conditions

During the fiscal year under review, despite signs of a recovery in corporate profits and capital investment towards the end of the year, economic conditions in Japan on the whole remained harsh due to high levels of unemployment and persistently flat consumer spending.
    In the telecommunications field, market conditions changed rapidly amid an accelerating shift to broadband. Rising ADSL penetration drove rapid market expansion in broadband communications services, which was accompanied by intense competition in terms of both price and IP telephone services. The penetration achieved by optical access services, the mainstay of the broadband market, also increased steadily, as competition intensified due to the entry of electric utilities and other providers. In the mobile telecommunications market, although subscriber growth slowed, competition broadened to include video communications and other new mobile multimedia services. Exacerbated by the ongoing demand shift to mobile communications, the fixed-line telephone market continued to contract amid a rapid expansion in fixed-price services offering always-on connections and in IP telephone services. In international telecommunications markets, a severe, prolonged IT slump continued to make business conditions extremely challenging.
    Under these business conditions, based on the "NTT Group Three-Year Business Plan" (FY2002-FY2004) formulated by Nippon Telegraph and Telephone Corporation
(NTT) to map out the business direction to be taken by all NTT Group companies, the NTT Group responded proactively to competition and actively sought to develop its presence in the broadband market. The Group expanded both the range of discount pricing plans and the regional availability of ADSL and optical access services. It also increased the provision of additional services such as IP telephone functions. Internally, NTT established the Broadband Promotion Office to guide development in the broadband field. The Group also formulated "Business Vision for a New Optical Generation," a fresh policy vision for the NTT Group that, looking to the advent of a fully fledged broadband and ubiquitous era, aims to generate new demand for services through the realization of a next-generation optical communications environment, characterized by NTT as "resonant".

    The regionally based outsourcing companies created to accept all new orders and undertake other business operations such as infrastructure maintenance for Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the "two regional companies") worked to improve the cost-competitiveness and rebuild the financial bases of the two regional companies. Besides developing new businesses to cater to regional IT-related demand and establishing systems for implementing ongoing cost-cutting programs, the two regional companies also made steady progress with structural reforms, including reductions in capital spending and the review of unprofitable services.
    As a result of such moves, although the two regional companies and NTT Communications Corporation posted lower operating revenues due to fiercer market competition within a smaller fixed-line telephone market and NTT DoCoMo Inc. reported lower growth in operating revenues, the NTT Group posted consolidated operating revenues for the year ended March 31, 2003 of (Yen)10,923 billion (a year-on-year decrease of 0.9%). Due to cost reductions implemented as part of structural reforms, consolidated net income before taxes improved substantially, reaching (Yen)1,405 billion (compared with a pre-tax net loss of (Yen)90.5 billion in the previous year). As a result of a loss on equity investments in affiliates of (Yen)329 billion arising from a write-off of goodwill on overseas investments, the Group posted a consolidated net loss for the year of (Yen)233.4 billion (compared with a loss of (Yen)834.7 billion in the previous year).

Note: Starting the year ended March 31, 2003, the consolidated accounts of the NTT Group are now prepared in accordance with U.S. generally accepted accounting standards. The year-on-year growth figures and comparisons included in this report are based on figures for the fiscal year ended March 31, 2002, that have been restated in accordance with U.S. generally accepted accounting standards.

    On the international side of the business, although the severe effects of the prolonged global IT slump on the business environment caused the NTT Group to reassess the value of its investments in overseas business partners, which resulted in a substantial write-off of goodwill, the NTT Group achieved positive results during the year under review through the development of global IP services and the launch of "i-mode" services by these partners. Alongside this, the NTT Group implemented various rationalization measures to boost operational efficiency. The plan going forward is to build up business steadily, principally in growth sectors such as IP and mobile multimedia services, both from the base that has already been established and through strategic alliances.

    NTT was involved in promoting fundamental research and in disseminating its results. At the same time, through the adoption of a unifying and coordinating role in its holding company capacity, it strove to engineer the efficient development of the business of the NTT Group through the planning of overall strategy and supervision of the redistribution of management resources. In practical terms, the holding company exercised its rights as a shareholder and provided each of the companies within the NTT Group with suitable advice and mediation services where appropriate so that the NTT Group companies, while basically developing their respective businesses independently and autonomously, undertook activities that were in line with the general direction in which the NTT Group was moving based on its three-year business plan. In addition, NTT furnished them with the results of fundamental R&D activities. In an additional move during the year, to support the acquisition of 870,000 shares of treasury stock by NTT DoCoMo Inc. in relation to its decision to turn its eight regional operating companies into wholly owned subsidiaries through share exchanges, NTT sold 551,000 shares of common stock of NTT DoCoMo Inc., for a total consideration of (Yen)148.2 billion.
    As a result, NTT's operating revenues for the fiscal year amounted to
(Yen)222 billion, a decrease of 29.3% from the previous year, while recurring profit fell 83.4% to (Yen)15.4 billion. Profits of (Yen)147.9 billion on the disposal of shares in NTT DoCoMo Inc. were booked as extraordinary income, while a revaluation of holdings in NTT Broadband Initiative Inc. and other subsidiaries resulted in an extraordinary loss of (Yen)13.1 billion. Net income for the year declined 6.5% to (Yen)81.1 billion.
    With reference to treasury stock acquisitions, for which approval was received at the 17th Ordinary General Meeting of Shareholders held on June 27, 2002, subject to a limit of 200,000 shares of NTT common stock and a maximum acquisition value of (Yen)100 billion, NTT purchased 200,000 shares in October 2002 for a total sum of (Yen)86.2 billion.

(2) Group Operational Review

[1] Share ownership and exercise of voting rights
NTT exercises its rights as a shareholder using the criterion of whether or not the NTT Group companies are developing their businesses appropriately and independently in line with the general direction in which the NTT Group is moving. The exercising of shareholder rights manifested itself in NTT voting for the approval of a number of resolutions at the ordinary general meeting of NTT Group companies that took place in fiscal year 2002. At that meeting, it was resolved that the business development directions/(1)/ being taken by NTT Group companies during the fiscal year ended March 2002 (FY 2001) had been appropriately in line with that of the NTT Group as a whole. The meeting also resolved that the NTT Group's financial results and condition, retained profits and business management for fiscal 2001 had been similarly fitting. Following this decision, NTT voted to approve the proposed appropriation of unappropriated retained earnings, based on proposals by each of the NTT Group companies, as well as the election of directors and other matters. As a result of this appropriation, NTT received (Yen)11.8 billion in dividends, a decrease of 85.0% from the previous year.

Note
(1) The business development activities of the principal NTT Group companies during fiscal 2001 were as follows.
    Besides introducing full-scale optical access services, the two regional companies worked to gain customers through the "MYLINE" preferred carrier registration service. At the same time, they implemented structural reforms focused on personnel cost reductions and further cuts in capital spending. NTT Communications Corporation focused on strengthening its various IP services, developing its global business, and on building its competitiveness in telephone services by using discount price plans to secure customer registrations through the "MYLINE" service.
    NTT Data Corporation continued to provide reliable large-scale system services while making further progress with its new "IP Partner Business" initiative, which seeks to develop new enterprises jointly with clients. Besides introducing "FOMA" third-generation (3G) mobile telecommunications services in Japan, NTT DoCoMo Inc. also focused on the global development of its mobile multimedia business.
    The major business developments pertaining to each of the main NTT Group companies during the fiscal year under review are described on pages 6-8 of this report.

The sale by NTT of 551,000 shares of common stock of NTT DoCoMo Inc. and the subsequent exchange of shares resulted in a reduction in the share of NTT's voting rights in NTT DoCoMo Inc., from 64.1% to 63.0%.

[2] Provision of advice and mediation services to NTT Group companies
To manage the NTT Group effectively, NTT provided NTT Group companies with advice, mediation and other services.
    In practical terms, to contribute to the progress of the ongoing IT revolution and to strengthen the NTT Group's business base, NTT formulated the "NTT Group Three-Year Business Plan" (FY2002-FY2004). Besides integrating business risk management practices across the NTT Group, including the development of business ethics programs and the organization of staff training sessions on natural disaster countermeasures, NTT also continued to provide advice and mediation services to NTT Group companies to help them to develop broadband services, foster international business, and enter new business areas. NTT's total NTT Group management and administration revenue amounted to
(Yen)22.0 billion, a decrease of 7.8% from the previous year. While receiving the benefit of such advice, mediation and other services, the principal business development activities of the main NTT Group companies during the year were as follows.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

The two regional companies strove to boost competitiveness with improved broadband services while continuing to seek gains in operational efficiency.
   In broadband services, besides expanding the regional coverage of "B-FLET'S" optical access services, they added competitively priced services for residential customers offering connection speeds of up to 100 Mbps and sought to boost competitiveness through a variety of aggressively discounted pricing plans (Nippon Telegraph and Telephone West Corporation began introducing these plans in March 2003, while Nippon Telegraph and Telephone East Corporation started introducing them in April 2003). In the same way, the regional companies also boosted the competitiveness of their "FLET'S ADSL" services by offering higher connection speeds and more steeply discounted pricing plans. Separately, the regional companies began offering new services that enable "FLET'S" customers to communicate with others using regional IP networks with a wide variety of data, including voice and video, as well as Internet connection services based on wireless LAN technology that allow users to connect at locations outside their home using their home interface. In addition, to cater to ever more diverse customer requirements amid the rapid shift to broadband, the regional companies upgraded regional IP networks to cover wide-areas (thus facilitating better inter-prefectural connections within the services areas of both regional companies) and made plans to improve the convenience provided by their various "FLET'S" service offerings.
   With regard to raising operational efficiency, as part of moves directed at rebuilding their financial bases, the companies implemented structural reforms focused primarily on the adoption of a fundamental business outsourcing strategy and reductions in personnel costs through greater flexibility in employment arrangements, together with reductions in capital spending and across-the-board business expenses. These reforms also involved a major structural reorganization in the form of the creation of regionally based outsourcing companies to accept all new orders and undertake other business operations such as infrastructure maintenance. The changeover to this new organizational structure occurred in May 2002.
   Despite these business initiatives, intensified competition and the ongoing contraction of the fixed-line telephone market exerted an adverse effect. As a result, Nippon Telegraph and Telephone East Corporation posted operating revenues for the year of (Yen)2,352.2 billion, a decrease of 8.6% over the previous year. Nippon Telegraph and Telephone West Corporation posted operating revenues for the year of (Yen)2,215.0 billion, a year-on-year decline of 8.0%.

Other Group member companies

(a) NTT Communications Corporation
    NTT Communications Corporation focused on strengthening its IP services and developing its global business.
      In OCN (Open Computer Network) services, besides offering connections of higher speed and less expensive rates, the company strove to boost competitiveness through the launch of new services such as "OCN.Phone," an IP telephone service, and "OCN Hotspot," a wireless LAN service.
      Making full use of its global IP network, which covers many parts of America, Europe and Asia, it also developed global IP services by offering IP-VPN and data center services on an international basis, bundled together as a "Global Broadband VPN Package."
      Separately, in a move designed to concentrate resources, the company merged Internet connection services offered by NTTPC Communications Inc. that were targeted at individual customers with its OCN service operations. In addition, it acquired from NTT Data Corporation and NTT DoCoMo Inc. all the shares of Internet service provider DREAMNET Corporation.
      Despite these business initiatives, intensified competition and the ongoing contraction of the fixed-line telephone market exerted an adverse effect. As a result, NTT Communications Corporation posted operating revenues for the year of (Yen)1,152.0 billion, a decline of 9.7% from the previous year.

(b) Other
    Besides aiming to generate continuous reductions in unit costs to bolster its competitiveness in the systems integration business, NTT Data Corporation continued to offer reliable services with the systems that it currently provides while responding to demands for system improvements. At the same time, the company worked to develop improved function upgrades and to enter peripheral businesses. Alongside these moves, it also strove to develop new business in the electronic government sector (comprising central and local government bodies and other public-sector organizations).
      It also made further progress in the development of new businesses, such as its "IT Partner Business" program, which seeks to create businesses (mainly in IT-related fields) jointly with clients, and its "Service Provider Business," which aims to supply optimized information network services to customers.
      As a result, NTT Data Corporation's consolidated operating revenues for the year were (Yen)832.1 billion, an increase of 3.8% over the previous year.
      With its 3G FOMA services, NTT DoCoMo Inc. expanded regional service areas and marketed new types of FOMA handsets and services to increase demand. These initiatives included the launch of FOMA handsets designed to replace non-3G handsets by offering dual network capabilities accessed through the same phone number, TV-compatible phone handsets with improved continuous access capabilities, and the launch of "i-Motion Mail," a service that enables users to send and receive phone e-mails with attached video clips. The company also actively promoted sales of new camera-equipped mobile phone handset models compatible with its "i-Shot" service, which enables users to send and receive phone e-mails with attached image files.

      To accelerate the development of its global mobile multimedia business, it extended the provision of technical and business development expertise related to "i-mode" and 3G mobile phone services to include overseas alliance partners, in addition to those overseas mobile carriers in which it had previously taken equity stakes. The company made steady progress in expanding internationally based on this type of cooperation. Besides a local carrier in Germany that introduced them in March 2002, "i-mode" services were also launched during the year in the Netherlands, Taiwan, Belgium and France. In addition, the launch of a similar service in the U.K. in March 2003 marked the advent of 3G mobile phone services in Europe.
      As a result of these various initiatives, NTT DoCoMo Inc. posted consolidated operating revenues for the year of (Yen)4,809.1 billion, an increase of 3.2% over the previous year.

    Note: Starting the year ended March 31, 2003, the consolidated accounts of NTT DoCoMo Inc. are now prepared in accordance with U.S. generally accepted accounting standards. The year-on-year growth figures and comparisons included in this report are based on figures for the fiscal year ended March 31, 2002, that have been restated in accordance with U.S. generally accepted accounting standards.

(3) Fundamental research and development activities

    To maintain future competitiveness in the provision of a variety of advanced services to markets where intense broadband competition is developing, NTT is energetically engaged in fundamental research and development programs in technologies that are the foundation for information sharing.
    NTT's R&D activities are basically targeted at the creation of a secure, safe, convenient and comfortable information-sharing society. NTT is developing ultra-high-speed network technologies - both fiber-optic-based systems and hybrid systems that combine fiber-optics with wireless technologies - that are capable of responding to diverse demands, including quality, economy of operation and expandable functionality. The company has successfully developed optical access network systems that can provide economical broadband services. Other achievements in NTT's R&D into next-generation backbone network technology have included "full-mesh WDM network" technology for large-capacity systems, which can handle increasing IP communications traffic by facilitating a simple network structure that permits simultaneous multi-location transmission and reception of multiple optical signals in their unaltered forms, as well as successful global-scale field tests of high-resolution video streaming. NTT also developed a communications system capable of handling via satellite the simultaneous transmission between multiple locations, irrespective of time and location, of large quantities of data, such as those generated by live event broadcasts.

    In terms of R&D into technologies that will help to open up the future of visual communications, NTT commercialized the world's first basic technology for instant, interactive visual communication that can link to mobile phones and other devices. The company also developed a system capable of adding functionalities such as electronic settlement and ticket inspection to mobile phones and IC cards, together with Moving Firewall technology, which can protect entire network systems by detecting the source of any hostile attack and blocking such attacks at upstream nodes.
    In terms of technologies that can support and promote content distribution, NTT conducted R&D into an echo-canceling device, which permits more comfortable hands-free communication by eliminating any extraneous sounds without adding distortion to speakers' voices. Also capable of being fitted to a variety of video equipment, such as digital home camcorders, this device economically fits onto a single chip the high-resolution video signal compression and decompression functions that previously would have required many LSI chips. NTT also pursued the development of ultra-high-speed information-gathering technologies that can search for and detect news updates on sports, current affairs and other topics that were issued as little as 15 minutes previously, as opposed to days or weeks earlier.
   NTT also continued with other R&D programs into fundamental technologies designed to promote future business development in accordance with the NTT Group's long-term business strategy. The company has developed fabrication technology for high-quality diamond semiconductors, whose reliable operation in the conditions of space give them potential applications in devices installed in communications satellites. NTT has also developed integrated circuits for fiber-optic communications that can support connectivity of 100 Gbps, a world record that represents speeds ten times faster than those in use currently. Experiments were also conducted to verify whether such technologies could be applied to the field of quantum computing. In addition, aiming to illuminate new possibilities in communication through enhanced understanding of human audio-visual faculties, NTT undertook research into communications science.
    Other NTT R&D programs aimed to contribute to lower environmental impact through the development of technologies that aim to tackle various social issues effectively. With the aim of helping society promote a more harmonious co-existence with nature, NTT also conducted R&D into systems designed to convey environmental information such as air or water pollution in easily comprehensible ways, and energy systems with low levels of toxic emissions.
    R&D expenses for the fiscal year totaled (Yen)188.5 billion, 7.0% lower than the previous year. In remuneration for its fundamental research and development activities, NTT received (Yen)183 billion, a year-on-year decrease of 7.1%.

(4) External Financing & Capital Investment

[1] External financing
To lend to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation for their capital investment, structural reforms and other purposes, NTT issued bonds and notes, and borrowed long-term from banks as detailed below.

                                Long-Term Debts
--------------------------------------------------------------------------------
                          Amount                            Details
--------------------------------------------------------------------------------
Bonds and notes        (Yen)234.2 billion       . NTT bonds:(Yen)153.5 billion
                                                . Euro Yen-denominated straight
                                                  bonds:     (Yen)80.7 billion
--------------------------------------------------------------------------------
Long-term borrowings
    from banks         (Yen)420.1 billion
--------------------------------------------------------------------------------
Total                  (Yen)654.4 billion
--------------------------------------------------------------------------------

[2] Capital investment
Capital investment expenditure by NTT during the fiscal year amounted to
(Yen)23.7 billion, a figure 34.6% less than in the previous year. This was mainly on those items considered necessary for its fundamental R&D activities.

2. ISSUES FACING THE COMPANY

Although a variety of economic policy measures are expected to have an effect, fears that the Japanese economy will continue to be plagued by weak domestic demand are compounded by the economic slowdown in the United States and the major uncertainties surrounding other overseas economies caused by the international political situation. There remain few grounds for optimism concerning Japanese economic prospects.
    In the telecommunications field, major market shifts are expected to continue. The move to broadband will promote increased high-speed transmission of large quantities of data, alongside an accelerating shift toward ubiquitous technologies that permit the sending and receiving of various information irrespective of time and location. At the same time, there are heightened expectations in Japan of the benefits that IT applications could bring in terms of improved national industrial competitiveness and qualitative improvements in consumer lifestyles.

    To craft accurate responses to such ongoing market transformations, NTT has formulated a new "NTT Group Three-Year Business Plan" (FY2003-FY2005). Based on this, the NTT Group plans to boost the capabilities of its service development organizational structure by concentrating NTT Group resources, so that the NTT Group can realize the early achievement of an end-to-end, high-quality, high-security resonant communications environment, as advocated in the vision statement "Business Vision for a New Optical Generation." In line with this, the NTT Group will focus its collective efforts on expanding sales of optical access services, in the process positioning ultra-high-speed, interactive, reliable optical access services as the mainstay of broadband access. Alongside these moves, in the field of wireless services, the NTT Group will pour its efforts into the development of FOMA services, both through the expansion of service areas and through promotion of improved handset functionalities. In addition, besides supplying multi-location visual communications services, which can promote collaboration via the sharing of documents and applications over the Internet, as well as IP telephone services that deliver high quality and diverse value-added functions, the NTT Group plans to develop its solutions business, spanning the fields of electronic commerce, public administration, finance and logistics, through the utilization of highly reliable, general-purpose IC card platforms. Moreover, through the development of resonant communications and the application of other R&D results, the NTT Group hopes to make a contribution to solutions directed at various social issues, including environmental and energy problems, low birth rates coupled with population aging, and employment issues. Elsewhere, in response to the harsh business environment, the NTT Group will continue to promote structural reforms, aiming to boost business efficiency through cost reductions and the review of unprofitable services. At the same time, it will be proactive in expanding into new business areas by capitalizing on the NTT Group's strengths.
    Within this, besides striving to promote NTT Group management by making full use of advantages of the holding company structure, such as dynamic and flexible investment of total NTT Group resources and a unified fundamental R&D program, NTT will continue to provide all NTT Group companies with advice and mediation services as required, and advise on the effective sourcing of capital.
    Besides pouring effort into the creation of fundamental technologies to support the realization of a resonant communications environment, R&D activities will accentuate the development of competitive core technologies that reflect the steady commercial application of results, while also promoting the development of practical applications in cooperation with NTT Group companies. In addition, besides continuing to disseminate the results of R&D activities, NTT will contribute to moves to promote industry standards and other types of standardization, while also actively cooperating in R&D activities with other research institutions.

    Through such activities, the NTT Group will strive to build corporate value and establish a stronger financial base by promoting moves to enter new markets, focused primarily on access services, IP services and the solutions business.
    Partial amendments to the "Telecommunications Business Law" were tabled in the 156th session of the Diet in March 2003. These included: abolition of sector categorizations to reflect increased diversity in the telecommunications business; deregulatory moves concerning telecommunications services; and measures to equalize connection fees charged by the two regional companies. For its part, the NTT Group plans to continue developing its business with the aim of generating higher profits both for shareholders and customers.
    NTT looks forward to the continued support of its shareholders.

[Glossary of Terms]

Explanations of specialist terminology contained in the text are given below.

..  ADSL (Asymmetric Digital Subscriber Line)

A high-speed Internet connection service (particularly downstream) that uses existing copperwire circuits.

..  Application

Functional business software designed to handle specific tasks, such as data calculation, accounting or design.

..  Broadband

High-speed, high-capacity communications.

..  Business risk management

Management activities that are designed to prevent or mitigate in advance the effects of any events or actions that could hinder the company from achieving its corporate performance objectives.

..  Content distribution

The distribution of content (images, voice or other data) by transmission over a network.

..  Data center services

Services that involve the management and operation of equipment needed by firms for their internal network operation or for the e-business they conduct.

..  Echo-canceling device

A device for stopping any echoes or sound amplification (caused by voice outputs being picked up by the input device) that can make listening to speakers' voices difficult.

..  End-to-end

Spanning two network terminals. In this instance, it refers to a communications environment that can facilitate an instant connection between two people over a network without either having to be aware of the other's usage conditions (something that is difficult to achieve with typical modern Internet set-ups).

..  IC card

The use of an integrated circuit on cards increases the amount of information that such a card can carry, while also helping to combat fraud. Such cards have a wide variety of applications.

..  IP (Internet Protocol)

A defined communications method used over the Internet.

..  IP-VPN (Internet Protocol-Virtual Private Network)

A service that creates a virtual network for a client in cyberspace using an IP network; because third parties cannot enter, this provides a private network that is restricted to a specific set of users.

..  IT

Information technology

..  Mbps, Gbps

Units of connection speed; 1 Mbps (Gbps) equals one megabit (gigabit) of data per second; a megabit is a million bits, while a gigabit is a billion bits.

..  Mobile multimedia

Internet usage or data communications facilitated using mobile devices.

..  Optical access services

Internet connection services that provide high connectivity both upstream and downstream using optical fibers.

..  Outsourcing

Entrusting of entire aspects of company operations to an external contractor.

..  Platform

A system that underpins the operation of a system for the distribution of information, providing functions such as user verification, electronic settlement or copyright management.

..  Regional IP networks

Dedicated IP networks constructed in each prefecture of Japan by the two regional companies that function as a relay network, thereby providing the Internet connection for access lines such as "B-FLET'S" and "FLET'S.ADSL"

.. Resonant communications environment

A next-generation communications environment that permits communications involving individuals or companies to be as pervasive and resonant as light. Specifically, such an environment enables communications to be:
.. broadband and interactive;
.. linked through ubiquitous networks to anyone, anywhere, at any time; and .. safe, secure, simple and convenient to use.

.. Solutions business

A business that involves supplying customers with systems that solve specific problems identified in their operations.

.. Systems integration business

A business that involves supplying customers with information systems that they require, providing a total service that covers installation, operation, repairs and maintenance, as well as construction of any infrastructure needed to link the systems supplied to computers, internal exchanges and other equipment.

.. Ubiquitous

The ability to make a connection over an information network such as the Internet at any time and from any location.

.. Video streaming

A technology that allows computers and other equipment to receive and play back moving images simultaneously.

.. WDM (Wavelength Division Multiplexing)

WDM is a technology that increases the data transmission capacity of optical fibers by combining signals of different wavelength, thus enabling a single fiber to carry multiple signals.

.. Wireless LAN (Local Area Network)

A system that can perform data handling over a network connecting multiple computers or terminals using wireless technology.

3. BUSINESS RESULTS AND FINANCIAL POSITION

                                15th fiscal year,     16th fiscal year,     17th fiscal year,     18th fiscal year,
                                     ended                 ended                  ended                ended
                                  March 31, 2000        March 31, 2001       March 31, 2002         March 31, 2003
-------------------------------------------------------------------------------------------------------------------
Operating revenues
(billions of yen)                     1,696.7                 322.8                 314.2                 222.0
Recurring profit
(billions of yen)                       117.5                  83.9                  92.7                  15.4
Net income
(billions of yen)                        97.0                 161.2                  86.8                  81.1
Net income per share
(yen)                                 6,115.18             10,107.21              5,381.15              5,056.23
Assets (billions of yen)              8,068.9               8,179.4               8,784.6               9,059.1
Shareholders' equity
(billions of yen)                     4,815.6               5,195.7               5,188.5               5,101.6
Shareholders' equity
per share
(yen)                               304,123.66            322,028.38            321,581.10            320,204.07

Note: Calculation of net income per share is based on that for the average number of shares this fiscal year, while calculation of net assets per share is based on that for the average number of shares at the 18th fiscal year-end. From the 17th fiscal year the total number of shares issued used in these calculations excludes any treasury stock. Accounting Standard for Earnings per Share (Accounting Standards Board of Japan Statement 2, issued on September 25, 2002) has been applied beginning this fiscal year.

In the 15th fiscal year, in the period of April-June 1999 prior to NTT's reorganization, NTT worked to provide more convenient services in response to rising Internet demand. Following the reorganization, as a holding company, NTT was involved in promoting fundamental research and disseminating its results, and in exercising its rights as a shareholder to maintain and strengthen the NTT Group's competitiveness, and in providing advice and mediation services to the NTT Group. As a result, operating revenues amounted to (Yen)1,696.7 billion, with recurring profit of (Yen)117.5 billion and net income of (Yen)97.0 billion.

In the 16th fiscal year, as a holding company for the NTT Group, NTT was involved in promoting fundamental research and disseminating its results, in exercising its rights as a shareholder, and in providing advice and mediation services to the Group to support its effective management, for example, through the formulation of the "NTT Group Three-Year Business Plan" (FY2000-FY2002). As a result, operating revenues amounted to (Yen)322.8 billion, with recurring profit of (Yen)83.9 billion and net income of (Yen)161.2 billion.

Note: The decrease in operating revenues in the 15th and 16th fiscal years were the result of the transfer of operations in July 1999 (during the 15th fiscal year) to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation. These transfers of business pursuant to NTT's reorganization were based on the law to amend the part of the Nippon Telegraph and Telephone Corporation Law. As a result, operating revenues for these fiscal years were substantially lower than those for the period prior to the reorganization.

In the 17th fiscal year, NTT was involved in promoting fundamental research and disseminating its results, in exercising its rights as a shareholder, and in providing advice and mediation services to the Group to support its effective management and to provide assistance with structural reforms as required. These activities included the formulation of the "NTT Group Three-Year Business Plan" (FY2001-FY2003). As a result, operating revenues amounted to (Yen)314.2 billion, with recurring profit of (Yen)92.7 billion and net income of (Yen)86.8 billion.

For a review of NTT's performance during the 18th fiscal year, please see "1. Business Conditions and Results."

II. COMPANY OUTLINE (as of March 31, 2003)

1. MAJOR BUSINESSES

The Company's major business as a holding company for the NTT Group, which contains companies such as Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation, is to exercise its rights as sole shareholder and owner. In addition, the Company provides support to the Group in the form of advice and mediation services, conducts research relating to the telecommunications technologies, and develops new businesses.

2. HEAD OFFICE AND RESEARCH FACILITIES

Head office: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
R&D facilities: Laboratory Groups

                Cyber Communications Laboratory Group (Kanagawa)
                Information Sharing Laboratory Group (Tokyo)
                Science & Core Technology Laboratory Group (Kanagawa)

                Laboratories: 12

3. EMPLOYEES

-----------------------------------------------------------------------------------------
         Number of employees
(change from end of previous fiscal year)          Average age      Average working years
-----------------------------------------------------------------------------------------
           3,178 (+13)                               37.2                   13.2
-----------------------------------------------------------------------------------------

4. SHARES AND SHAREHOLDERS

(1) Total number of shares authorized
       to be issued by the Company:                        62,120,445 shares

(2) Total number of shares issued:                         15,932,445 shares
    Note: During the fiscal year under review, as the result of the acquisition and retirement of treasury stock, the total number of both authorized and issued shares fell by 202,145 compared with the previous fiscal year-end.

(3) Acquisition, appropriation and ownership of treasury stock
          1. Acquired stock
             Item 1 of Article 210 of the Commercial Code
             Ordinary shares: 200,000
             Total value at acquisition price: (Yen)86,200 million Acquisition via repurchase of odd-lot shares
             Ordinary shares: 1,939.47
             Total value at acquisition price: (Yen)886 million
          2. Lapsed shares
             Ordinary shares: 202,145
          3. Ownership at fiscal year-end
             Ordinary shares: 9.01

(4) Number of shareholders
    (including holders of odd-lot shares):                         1,835,861

(5) Principal shareholders:

-------------------------------------------------------------------------------------------------
                                                                          Investment by NTT
                                                                      in principal shareholder
                                                                   ------------------------------
                                        Number      Voting right       Number        Voting right
Name                                of shares held    ratio (%)    of shares held      ratio (%)
-------------------------------------------------------------------------------------------------
The Minister of Finance              7,320,210.26       46.07            0                 0

Japan Trustee Services
   Bank, Ltd.                          494,901.00        3.11            0                 0

The Master Trust Bank
   of Japan, Ltd.                      434,059.00        2.73            0                 0

Moxley and Company                     269,577.00        1.70            0                 0

The Chase Manhattan
   Bank, N.A. London                   239,811.00        1.51            0                 0

State Street Bank and
   Trust Company                       238,045.00        1.50            0                 0

NTT Employee Share-
   Holding Association                 137,009.22        0.86            0                 0

Boston Safe Deposit BSDT
   Treaty Client Omnibus               117,926.00        0.74            0                 0

The Chase Manhattan
Bank, N.A. London S.L.
Omnibbus Account                       117,764.00        0.74            0                 0

UFJ Trust Bank Limited                 114,159.00        0.72            0                 0
-------------------------------------------------------------------------------------------------

5. PRINCIPAL SUBSIDIARIES

(1) Principal Consolidated Subsidiaries

---------------------------------------------------------------------------------------------------------
                        Paid-in capital         The Company's
Company                (millions of yen)     voting right ratio (%)       Main line(s) of business
---------------------------------------------------------------------------------------------------------
Nippon Telegraph        (Yen)335,000                 100.0%               Intra-prefectural
and Telephone East                                                        telecommunications services in
Corporation                                                               eastern Japan
---------------------------------------------------------------------------------------------------------
Nippon Telegraph             312,000                 100.0                Intra-prefectural
and Telephone West                                                        telecommunications services in
Corporation                                                               western Japan
---------------------------------------------------------------------------------------------------------
NTT                          211,650                 100.0                Inter-prefectural and
Communications                                                            international
Corporation                                                               telecommunications services,
                                                                          multimedia network services
---------------------------------------------------------------------------------------------------------
NTT Data                     142,520                  54.2                Systems integration, network
Corporation                                                               systems services
---------------------------------------------------------------------------------------------------------
NTT DoCoMo Inc.              949,679                  63.0                Cellular telecommunications
                                                                          services, PHS services,
                                                                          Quickcast services
---------------------------------------------------------------------------------------------------------

(2) Principal Non-Consolidated Subsidiaries

----------------------------------------------------------------------------------------------------------------------
                               Capitalization        The Company's
Company                       (millions of yen)   voting right ratio (%)    Main line(s) of business
----------------------------------------------------------------------------------------------------------------------
NTT USA, Inc.                   US$7,735.57            0 (100.0)            Investment and management administration
                                  million                                   for firms providing Arcstar services in
                                                                            North America
----------------------------------------------------------------------------------------------------------------------
Verio Inc.                      US$7,229.61            0 (100.0)            Provision of Internet solution services
                                  million                                   in North America
----------------------------------------------------------------------------------------------------------------------
NTT America, Inc.               US$256.59              0 (100.0)            Provision of Arcstar services in North
                                 million                                    America
----------------------------------------------------------------------------------------------------------------------
NTT Broadband                    30,000                   100.0             Provision of broadband services
Initiative Inc.
----------------------------------------------------------------------------------------------------------------------
NTT Urban Development Co.        26,320                   100.0             Real estate
----------------------------------------------------------------------------------------------------------------------
NTT-ME Corporation               24,460                0 (100.0)            Management of telecommunications
                                                                            facilities and the sale and maintenance
                                                                            of telecommunications equipment
----------------------------------------------------------------------------------------------------------------------
NTT DoCoMo Kansai Inc.           24,458                0 (100.0)            Cellular telecommunications services,
                                                                            PHS services, Quickcast services
----------------------------------------------------------------------------------------------------------------------
NTT DoCoMo Tokai Inc.            20,340                0 (100.0)            Cellular telecommunications services,
                                                                            PHS services, Quickcast services
----------------------------------------------------------------------------------------------------------------------
NTT Comware Corporation          20,000                   100.0             Development, production, operation and
                                                                            maintenance of information
                                                                            communications systems and software
----------------------------------------------------------------------------------------------------------------------
NTT DoCoMo Kyushu Inc.           15,834                0 (100.0)            Cellular telecommunications services,
                                                                            PHS services, Quickcast services
----------------------------------------------------------------------------------------------------------------------
NTT DoCoMo Hokkaido Inc.         15,630                0 (100.0)            Cellular telecommunications services,
                                                                            PHS services, Quickcast services
----------------------------------------------------------------------------------------------------------------------
NTT DoCoMo Tohoku Inc.           14,981                0 (100.0)            Cellular telecommunications services,
                                                                            PHS services, Quickcast services
----------------------------------------------------------------------------------------------------------------------
NTT DoCoMo Chugoku Inc.          14,732                0 (100.0)            Cellular telecommunications services,
                                                                            PHS services, Quickcast services
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
NTT Europe Ltd.              UK(Pound)81.16   0 (100.0)     Provision of Arcstar services in Europe
                                million
----------------------------------------------------------------------------------------------------------
NTT AUSTRALIA PTY. LTD.         A$203.40      0 (100.0)     Provision of Arcstar services in Australia
                                million
----------------------------------------------------------------------------------------------------------
NTT AT&T Investment, Inc.      US$100.00      0 (100.0)     Securities investment to telecommunications
                                million                     companies in the U.S.
----------------------------------------------------------------------------------------------------------
NTT Facilities, Inc.            12,400           100.0      Design, management and maintenance of
                                                            buildings, equipment and electric power
                                                            facilities
----------------------------------------------------------------------------------------------------------
NTT (HONG KONG) LIMITED       HK$833.59       0 (100.0)     Investment and management administration for
                               million                      firms providing Arcstar services in Hong Kong
----------------------------------------------------------------------------------------------------------
NTT-X, Inc.                    11,500         0 (100.0)     Design, consulting, maintenance, operation and
                                                            management related to telecommunications
                                                            facilities and systems, and the planning,
                                                            production, sale and maintenance of services.
----------------------------------------------------------------------------------------------------------

Notes: 1. NTT DoCoMo Kansai Inc., NTT DoCoMo Tokai Inc., NTT DoCoMo Kyushu Inc.,
          NTT DoCoMo Hokkaido Inc., NTT DoCoMo Tohoku Inc. and NTT DoCoMo Chugoku Inc. become wholly owned subsidiaries of NTT DoCoMo Inc. as a result of share exchanges between NTT DoCoMo Inc. and these companies completed in November 2002.
       2. NTT-X, Inc. is newly included as a result of becoming a consolidated company this year.
       3. The figures in parenthesis represent voting right ratio through subsidiaries.

(3) Business Results of Principal Consolidated Subsidiaries

----------------------------------------------------------------------------------------------------------
                                                                 Net sales               Net income
Company                                                       (millions of yen)       (millions of yen)
----------------------------------------------------------------------------------------------------------
Nippon Telegraph and Telephone East Corporation                   2,352,209                  3,035
Nippon Telegraph and Telephone West Corporation                   2,215,045                 19,376
NTT Communications Corporation                                    1,152,075                 13,606
NTT Data Corporation (consolidated)                                 832,109                 28,562
NTT DoCoMo Inc. (consolidated)                                    4,809,088                212,491
Consolidated sales and net consolidated income for the
previous year                                                    10,923,146                233,358
----------------------------------------------------------------------------------------------------------

Note:  1. Including the major subsidiaries listed above, there are 334 consolidated subsidiaries and 226 equity-method affiliates.
       2. Starting the year ended March 31, 2003, the consolidated acounts of NTT and NTT DoCoMo Inc. are now prepared in accordance with U.S accounting standards.

6. PRINCIPAL LENDERS

-------------------------------------------------------------------------------------------------------------
                                                              Borrowings             Number of shares of the
                                                              outstanding             Company owned by the
Name of lender                                             (millions of yen)        lenders and voting ratio
-------------------------------------------------------------------------------------------------------------
                                                                                      Shares               %
Mizuho Corporate Bank, Ltd.                                (Yen)264,000              38,038.00           0.24
Development Bank of Japan                                       263,774                      0           0.00
Nippon Life Insurance Company                                   130,000             101,953.68           0.64
The Dai-ichi Mutual Life Insurance Company                      130,000              66,889.00           0.42
Sumitomo Life Insurance Company                                  94,000               4,601.00           0.03
The Sumitomo Trust & Banking Co., Ltd.                           85,000               3,248.00           0.02
Sumitomo Mitsui Banking Corporation                              80,000              37,740.00           0.24
The Bank of Tokyo-Mitsubishi, Ltd.                               73,342               8,976.20           0.06
The Yasuda Mutual Life Insurance Company                         70,000               2,133.00           0.01
National Mutual Insurance Federation of
Agricultural Coorperatives                                       61,000                      0           0.00
-------------------------------------------------------------------------------------------------------------

7. DIRECTORS AND CORPORATE AUDITORS

--------------------------------------------------------------------------------------------------------------
Position                               Name               Area(s) of responsibility or principal occupation
--------------------------------------------------------------------------------------------------------------
President and                          Norio Wada
Representative Directer
--------------------------------------------------------------------------------------------------------------
Senior Executive Vice                  Haruki Matsuno     In charge of information technology strategy
Presidents
                                       Hiromi Wasai       Executive Manager of broadband promotion office
                                                          In charge of technical strategy

                                       Toyohiko Takabe    In charge of bussiness strategy
--------------------------------------------------------------------------------------------------------------
Executive Vice President               Satoru Miyamura    Director of Department IV
--------------------------------------------------------------------------------------------------------------
Senior Vice Presidents                 Yuji Inoue         Director of Department III
                                                          In charge of intellectual property

                                       Shin Hashimoto     Director of Department II and Deputy Executive
                                                          Manager of broadband promotion office

                                       Masaki Mitsumura   Director of Department V

                                       Hiroo Unoura       Director of Department I and Deputy Executive
                                                          Manager of broadband promotion office

                                       Takashi Imai       Chairman and Representative Director of Nippon
                                                          Steel Corporation

                                       Yotaro Kobayashi   Chairman and Representative Director of Fuji
                                                          Xerox Co., Ltd.
--------------------------------------------------------------------------------------------------------------
Chief Executive                        Jun-ichiro Miyazu
Counselor, Member of
the Board
--------------------------------------------------------------------------------------------------------------
Full-time Corporate                    Takao Nakajima
Auditors

                                       Masao Iseki
--------------------------------------------------------------------------------------------------------------
Auditors                               Keisuke Sada

                                       Hideaki Toda
--------------------------------------------------------------------------------------------------------------

Notes:
1. Of the Senior Vice Presidents, Mr. Takashi Imai and Mr. Yotaro Kobayashi are outside Directors assigned in accordance with Paragraph 2, Item 7-2 of
     Article 188 of the Commercial Code.
2. Of the Corporate Auditors, Mr. Takao Nakajima and Mr. Hideaki Toda are outside Corporate Auditors assigned in accordance with Paragraph 1 of
     Article 18 of the Law of Special Exceptions to the Commercial Code regarding corporate auditing.


The following is a list of directors who retired during the fiscal year:

--------------------------------------------------------------------------------------------------------------
Position                                           Name                          Date of retirement
--------------------------------------------------------------------------------------------------------------
Senior Executive Vice President                    Yusuke Tachibana                June 27, 2002

Senior Vice President                              Kanji Koide                     June 27, 2002

Senior Vice President                              Shigehiko Suzuki                June 27, 2002

--------------------------------------------------------------------------------------------------------------

                                       24

III. MAJOR EVENTS AFTER THE END OF THE FISCAL YEAR

1. At the meeting of the Board of Directors held on March 25, 2003, it was resolved that, during the period from April through June 2003, NTT would issue a total amount of not more than (Yen)200 billion in bonds, including NTT bonds, foreign currency denominated bonds and other bonds.

2. On May 2, 2003, NTT DoCoMo Inc., a subsidiary of NTT, extended a loan in the amount of (Pounds)200 million to Hutchison 3G UK Holdings Limited, a company it partially owns, after careful examination of the necessity and the terms and conditions of the loan and of the provisions of the related shareholder agreement.

Note: Figures in this business report that are compiled in accordance with Japanese accounting standards are rounded down to the nearest unit. Figures compiled in accordance with U.S. generally accepted accounting standards are rounded to the nearest unit.

                                  BALANCE SHEET
                               (at March 31, 2003)

                                                                                                       (millions of yen)
--------------------------------------------------------------------------------------------------------------------------
ASSETS                               (Yen)9,059,136      LIABILITIES                                           3,957,467
--------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                              660,882      CURRENT LIABILITIES                                     657,103

  Cash and bank deposits                     45,903        Accounts payable, trade                                 5,854

  Accounts receivable, trade                  1,270        Current portion of corporate bonds                    185,935

  Supplies                                      332        Current portion of Long-term
                                                             borrowings                                          221,329
  Advance payment                             1,445

  Deferred income taxes                       5,800        Accounts payable, other                               192,962

  Short-term loan receivable                460,250        Accrued expenses                                       16,062

  Accounts receivable, other                112,239        Accrued taxes on income                                26,201

  Other current assets                       33,639        Advances received                                       1,079
---------------------------------------------------
FIXED ASSETS                              8,398,066        Deposits received                                         234

Property, equipment and equipment           228,902        Unearned revenue                                            1

  Buildings                                 170,572        Other current liabilities                               7,443
                                                         -----------------------------------------------------------------
  Structures                                  7,580      LONG-TERM LIABILITIES                                 3,300,363

  Machinery, equipment and vehicles             890        Corporate bonds                                     1,827,813

  Tools, furniture and fixtures              17,588        Long-term borrowings                                1,442,097

  Land                                       31,533        Liability for employees'
                                                             severance payments                                   30,023
  Construction in progress                      737
---------------------------------------------------
Intangible assets                            45,219        Other long- term liabilities                              429
                                                         -----------------------------------------------------------------
  Software                                   44,948      SHAREHOLDERS' EQUITY                                  5,101,668
                                                         -----------------------------------------------------------------
  Others                                        270      COMMON STOCK                                            937,950
---------------------------------------------------
Investments                               8,123,944      TOTAL CAPITAL SURPLUS                                 2,672,826

  Investment securities                      14,218      Capital surplus

  Investment in subsidiaries                               Additional paid-in capital                          2,672,826
    and affiliated companies              4,765,685      -----------------------------------------------------------------
                                                         TOTAL EARNED SURPLUS                                  1,490,991

  Investments in capital                        294        Legal reserve                                         135,333

  Long-term loan receivable                                Reserve for special depreciation                       10,716
    to subsidiaries                       3,274,168
                                                           Other reserve                                       1,131,000

  Deferred income taxes                      68,664        Unappropriated earned surplus                         213,941

  Other investments                             912        [Net income for the year                               81,136]
--------------------------------------------------------------------------------------------------------------------------
Deferred assets                                          Net unrealized gains (losses) on securities                 (95)

  Discount on bonds payable                     187      Treasury stock                                               (3)
--------------------------------------------------------------------------------------------------------------------------
Total assets                         (Yen)9,059,136      Total liabilities and shareholders' equity       (Yen)9,059,136
--------------------------------------------------------------------------------------------------------------------------

Notes: 1.  In the figures above, amounts less than one million yen are rounded down.
       2. The significant accounting policies and notes are stated on pages 28 to 30 of this report.

                               STATEMENT OF INCOME
                     (from April 1, 2002 to March 31, 2003)

                                                                           (millions of yen)
----------------------------------------------------------------------------------------------
 RECURRING INCOME (LOSS)
----------------------------------------------------------------------------------------------
   OPERATING INCOME (LOSS)
   Operating revenues                                                           (Yen)222,065
    Dividends received                                                                11,813
    Revenue from Group management                                                     22,047
    Revenue from basic R&D                                                           183,034
    Other services                                                                     5,169
   Operating expenses                                                                212,266
    Administration                                                                    21,737
    Experiment and research                                                          134,636
    Depreciation                                                                      49,827
    Retirement of fixed assets                                                         2,662
    Miscellaneous taxes                                                                3,403
   Operating income                                                                    9,798
----------------------------------------------------------------------------------------------
   NON-OPERATING INCOME (LOSS)
   Non-operating revenues                                                             91,526
    Interest income                                                                   63,908
    Lease income                                                                      19,731
    Miscellaneous income                                                               7,887
   Non-operating expenses                                                             85,891
    Interest expenses                                                                 23,009
    Corporate bond interest expenses                                                  42,719
    Lease expenses                                                                    12,365
    Miscellaneous expenses                                                             7,796
   Recurring profit                                                                   15,434
----------------------------------------------------------------------------------------------
   EXTRAORDINARY PROFIT (LOSS)
   Extraordinary profit                                                              147,989
    Gains on sales of investments in affiliated companies                            147,989
   Extraordinary loss                                                                 13,187
    Loss from revaluation of investments in affiliated companies                      13,187
----------------------------------------------------------------------------------------------
   Net Income before taxes                                                           150,236
   Corporation, inhabitant, and enterprise taxes                                      78,400
   Deferred tax expenses (benefits)                                                   (9,300)
   Net income                                                                         81,136
   Retained earnings at beginning of period                                          260,322
   Treasury stock retirement                                                          87,182
   Interim dividend                                                                   40,334
   Unappropriated retained earnings for the year                                     213,941
----------------------------------------------------------------------------------------------

 Notes: 1. In the figures above, amount less than one million yen are rounded down.
        2. The significant accounting policies and notes are stated on pages 28 to 30 of this report.

MAJOR ACCOUNTING POLICIES

1. Basis and methods of valuation for securities
(1) Shares of subsidiaries and
    affiliated companies:          Cost computed according to moving average
                                   method.
(2) Other securities:
[1] Securities with market price   Mark-to-market method based on market price
                                   as of day of balance sheet date (full amount of valuation differentials is directly transferred to shareholders' equity; cost of sale is computed according to moving average method).
[2] Securities without market
    price                          Valuation of cost is based on moving average
                                   method.

2.  Inventories
Valuation of cost of supplies is based on total average method.

3. Depreciation of Property, Plant and Equipment
Depreciation of property, plant and equipment is by declining balance method (with the exception of buildings and structures depreciated by straight line method).
    Amortization of intangible assets is by straight line method. Durable years and remaining value are based on standards provided under corporate income tax laws.
    Depreciation of buildings and structures which have reached their depreciation limits as determined under corporate income tax laws is carried on to the extent of real remaining value.
   Software used by NTT is depreciated by straight line method based on the internally determined period of useful lives.

4. Accounting of Deferred Assets
Discount on bonds payable is amortized on the straight-line method over the redemption period.
    As to bond issue cost, its total amount is expensed at the time of payment.

5. Accounting of Reserves
(1) Reserves for Bad Debts
The following provisions are made to cover losses from bad debts. Reserves for general claims are based on historical bad-debt ratios. Reserves for doubtful debts and other specific claims are based on estimates of unrecoverable amounts reflecting projections of recoverability of claims.
    No allocations were made to reserves during the current fiscal year.

(2) Reserves for Employees' Severance Payments
Reserves for employees' severance payments are allocated based on liabilities for employees' severance payments and projections of pension assets as of the end of the current fiscal year.
    Unrecognized prior service cost is computed by straight line method based on employees' average remaining years of employment at time of accrual, and is charged to expenses at time of accrual.
    Unrecognized actuarial differences are accounted for by straight line method based on employees' average remaining years of employment at time of accrual, and are charged to expenses beginning in the next term.

6. Accounting for Hedging Activities
Hedging activities are principally accounted for under the "deferral hedge accounting". Designation ("Furiate-shori") is applied to forward exchange contracts and other foreign exchange contracts, and designated "exceptional accounting" ("Tokurei-shori") to interest-rate swaps that qualify for "exceptional accounting" (footnote 14, accounting standards for financial products).

7. Accounting of Consumption Taxes
Accounting is by tax exclusion method.

8. Accounting for Treasury Stock and Reversal of Legal Reserves
"Accounting Standard on Treasury Stock and Reversal of Legal Reserves" (Accounting Standards Board of Japan Statement 1, issued on February 21, 2002) has been applied beginning in the current fiscal year. This accounting change has no effect on recurring profit and net income before taxes.
     Shareholders' equity in the balance sheet for the current fiscal year is based on the revised rules for financial statements. Shareholders' equity for the previous year has been revised according to this method and indicated in the balance sheet.

9. Per Share Information
"Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan Statement 2, issued on September 25, 2002) and "Implementation Guidance for Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan Implementation Guidance 4, issued on September 25, 2002) have been applied beginning in the current fiscal year.
     Application of the accounting standard has no effect on per share information in the financial statements of the previous year.

10. Application of Consolidated Tax Return System
Consolidated Tax Return System has been applied beginning in the current fiscal year.

NOTES TO THE BALANCE SHEET

1. Monetary receivables from and payables to the Company's subsidiaries are as follows:
    Short-term monetary receivables:        (Yen)572,925 million
    Long-term monetary receivables:       (Yen)3,274,428 million
    Short-term monetary payables:           (Yen)172,738 million

2. Accumulated depreciation of property, plant and equipment amounted to
   (Yen)202,895 million.

3. Major assets and liabilities denominated in foreign currencies are as follows:
   (1) Assets denominated in foreign currencies

    Long-term loan receivable:               (Yen)40,146 million
                                             (U.S. dollars 334,000,000)

   (2) Liabilities denominated in foreign currencies

      Bonds and notes:                      (Yen)349,478 million
      (Including those maturing within one year)

                          U.S. dollars     1,580,000,000
                          Euro               750,000,000
                          Pounds sterling    250,000,000
                          Swiss francs        90,000,000

      Long-term borrowings:    (Yen)44,734 million
      (Including those maturing within one year)
                           (U.S. dollars 379,000,000)

4. According to the provisions in Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc. the entire Company's assets have been pledged as general collateral for corporate bonds issued. Also, based upon
Article 9 of the Supplementary provisions to the Law Concerning Partial Provision to the Nippon Telegraph and Telephone Corporation Law (Law No. 98,
1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and also submits the entire properties of these four companies to the general collateral for the said bonds.

5. Outstanding guarantees: (Yen)104,750 million

6. Net income per share: (Yen)5,056.23

NOTES TO STATEMENTS OF INCOME

Operating expenses incurred through transactions with subsidiaries were
(Yen)61,926 million and operating income through transactions with subsidiaries was (Yen)207,360 million.
Non-operating transactions with subsidiaries were (Yen)103,905 million.

PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS
-------------------------------------------------------------------------------
Item                                                                     Amount
-------------------------------------------------------------------------------
Unappropriated retained earnings for the year              (Yen)213,941,819,848

Reversal of special depreciation reserve                          5,165,201,933

Total                                                           219,107,021,781

Proposal of appropriation:

  Cash dividends [(Yen)2,500 per share]                          39,831,089,975

  Bonuses to directors and corporate auditors                        37,400,000

  (Portion to corporate auditors)                                    (7,200,000)

  Profits brought forward                                       179,238,531,806
-------------------------------------------------------------------------------
Notes: 1. An interim dividend of(Yen)40,334,974,475 ((Yen)2,500 per share) was paid to shareholders on December 10, 2002.
       2. Reversal of special depreciation reserve is in accordance with the Special Taxation Measures Law.

Certified Copy

INDEPENDENT AUDITORS' ACCOUNTANTS' REPORT

                                              May 8, 2003


To the Board of Directors
Nippon Telegraph and Telephone Corporation
                                              ChuoAoyama Audit Corporation

                                              Hiroshi Ueno, C.P.A.,
                                              Representative Partner and
                                              Engagement Partner

                                              Hideo Takaura, C.P.A.,
                                              Representative Partner and
                                              Engagement Partner

                                              Yasushi Hamada, C.P.A.,
                                              Representative Partner and
                                              Engagement Partner

                                              Asahi & Co.

                                              Shigeru Iwamoto, C.P.A.,
                                              Representative Partner and
                                              Engagement Partner

                                              Hideki Amano, C.P.A.,
                                              Representative Partner and
                                              Engagement Partner

                                              Takuichi Arai, C.P.A.,
                                              Representative Partner and
                                              Engagement Partner

Pursuant to Article 2 of "the Law for Special Exceptions to the Commercial Code concerning the audit, etc. of joint-stock corporations," we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of appropriation of unappropriated retained earnings, and the supplementary schedules (with respect to accounting matters only) of Nippon Telegraph and Telephone Corporation for the 18th fiscal year from April 1, 2002 to March 31, 2003. The accounting matters included in the business report and supplementary schedules referred to above that were subject to our audit were limited to those derived from the accounting and other records of the Company and its subsidiaries.
     The responsibility for the compilation of these accounts and supplementary schedules rests with the management of the Company. It is our responsibility as auditors to express our opinion on the financial statements and supplementary schedules from an independent perspective.

     Our audit was conducted in accordance with auditing standards that are generally accepted as fair and proper in Japan. These auditing standards seek to guarantee based on rational inquiry whether the audited accounts and supplementary schedules are free of serious material misstatement. An audit involves: examination, on a test basis, of evidence supporting the figures disclosed; assessment of the accounting principles used by management, their application, and any significant estimates made by management; and evaluation of the overall presentation of the financial accounts and supplementary schedules. We believe that the audit we conducted provided a reasonable basis for the opinions expressed in this report. The audit also included all procedures as are normally required for the audit of subsidiaries.

We state our opinions on the results of the audit as follows:

(1) The balance sheet and the statement of income present fairly the financial position and operational performance of the Company, in conformity with applicable laws and regulations and the Company's articles of incorporation.
(2) The business report (with respect to accounting matters only) presents fairly the status of the Company, in conformity with applicable laws and regulations and the Company's articles of incorporation.
(3) The proposal of appropriation of unappropriated retained earnings is in conformity with applicable laws and regulations and the Company's articles of incorporation.
(4) There are no matters to be noted in the supplementary schedules (with respect to accounting matters only) in accordance with the provisions of the Commercial Code of Japan.

Subsequent events with respect to the issue of bonds and notes, as well as a loan made to an equity affiliate by a subsidiary of the Company, that may have a significant material effect on the financial position and operational performance of the Company in subsequent fiscal years are described in Section III of the business report (entitled "Major Events After The End Of The Fiscal Year").
     Both ChuoAoyama Audit Corporation and Asahi & Co., as well as the respective engagement partners of both firms, have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

                                                                             END

Certified Copy

BOARD OF CORPORATE AUDITORS' REPORT

Having received reports from each Corporate Auditor on the procedures and results of their individual audits regarding the Directors' execution of their duties during the 18th fiscal year from April 1, 2002 to March 31, 2003, and, following due discussion at meetings, the Board of Corporate Auditors has prepared this report. The Board reports as follows:

1. Outline of audit methodology
In line with the policies of the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors, as well as other important meetings of the Company. Individually, they received reports from the Directors on the Company's operations, reviewed important documents requiring internal approval, and examined the operations and assets of the Company head office and R&D laboratories. In addition, where necessary, they received reports from Company subsidiaries on their operations, examined the operations and assets of such subsidiaries, and exchanged information and opinions with the auditors of such subsidiaries. They also made all necessary inquiries to the Certified Public Accountants with regard to their audits, and examined the Company's financial statements and the supplementary schedules.

2. Audit results
(1) The methodology and results of the audits conducted by the Certified Public Accountants, ChuoAoyama Audit Corporation and Asahi & Co. are adequate.
(2) The business report presents fairly the position of the Company, in conformity with applicable laws and regulations and the Company's articles of incorporation.
(3) There is nothing unusual that should be noted regarding the proposed appropriation of unappropriated retained earnings in light of the status of the Company's assets and other circumstances.
(4) The supplementary schedules state fairly the information required to be set forth therein, and there is nothing unusual that should be noted in this regard.
(5) With regard to the Directors' execution of their duties, no illegal act or material facts in violation of laws, regulations or the Company's articles of incorporation has been noted.
      In addition to the audit procedures outlined above, where necessary, the Board of Corporate Auditors took great care to make a particularly detailed inspection and audit of any circumstances surrounding transactions that could have fallen into any of the following categories: (a) transactions by Directors that compete with the business of the Company; (b) transactions between Directors and the Company that are in conflict with the interests of the Company; (c) free distributions of profits undertaken by the Company;
    (d) extraordinary transactions with any Company subsidiary or shareholder, and (e) the acquisition and disposal of any treasury stock by the Company. As a result of these investigations, the Board of Corporate Auditors found no violation of duties by any Director of the Company in these respects, etc.
(6) There are no matters that should be noted regarding the execution of their duties by Directors with regard to the Company's subsidiaries.

May 12, 2003
         Nippon Telegraph and Telephone Corporation
         Board of Corporate Auditors
         Full-Time Corporate Auditor      Takao Nakajima (seal)
         Full-Time Corporate Auditor      Masao Iseki (seal)
         Corporate Auditor                Keisuke Sada (seal)
         Corporate Auditor                Hideaki Toda (seal)

Note: Of the Corporate Auditors, Messrs. Takao Nakajima and Hideaki Toda are outside Corporate Auditors assigned in accordance with Item 1 of Article 18 of the Law of Special Exceptions to the Commercial Code regarding corporate audits.

                                                                             END

REFERENCE DOCUMENTS CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Number of voting rights of all the shareholders:
   15,888,340

2. Matters for resolution and reference

..  First Item  Approval of proposal of appropriation of unappropriated retained earnings for the 18th fiscal year.

The Company proposes to make an appropriation of unappropriated retained earnings for this fiscal year, as described in the chart on page 31 of this report.
   An interim dividend of (Yen)2,500 per share was paid in December 2002. The year-end dividend for this fiscal year is proposed to also be (Yen)2,500 per share, taking into consideration shareholders' interests.

..  Second Item  Repurchase of own shares

To implement a capital policy intended to put NTT in a better position to respond to changes in its corporate environment with greater flexibility, it is proposed that, between the close of this meeting and the next Ordinary General Meeting of Shareholders, the Company shall be authorized to acquire a maximum of 200,000 shares of its common stock for a total acquisition cost not exceeding
(Yen)100 billion, in accordance with Article 210 of the Commercial Code of Japan.

..  Third Item  Partial Modifications to the Articles of Incorporation

1. Reasons for modification
(1) In accordance with Article 212 of the Commercial Code of Japan, NTT cancelled 202,145 shares of treasury stock during the 18th fiscal year. In line with this action, the proposed change take steps to specify the stipulation concerning the total number of shares.

(2) The law amending the Commercial Code, Etc. (Law No. 44 of 2002) established a new system of nullification procedure for share certificates. In line with this amendment, the proposed change take necessary steps to specify the necessary stipulations concerning the share handling regulations and the transfer agent.

(3) The law amending the Commercial Code, Etc. (Law No. 44 of 2002) recognized to relax the quorum requirement for a special resolution at general meetings of shareholders by a provison in the Articles of Incorporation. In line with this amendment, the proposed change take steps to specify the stipulation concerning the method of making resolutions to ensure that such quorum requirements for special resolution can be more reliably satisfied.

(4) Under the current Articles of incorporation, the maximum number of statutory auditors is fixed at four. NTT proposed to raise this number by one, to five, so as to more strengthen and improve auditing systems. In line with this action, the proposed change take steps to specify the stipulation concerning the number of statutory auditors.

(5) As the law amending the Commercial Code and the law of special exceptions to the commercial code regarding corporate auditing (Law No. 149 of 2001) took effect the term of office of statutory auditors has been extended, from three years to four years. In line with this amendment, the proposed change take steps to specify the stipulation concerning the term of office of statutory auditors.

2. Modifications
The relevant items should be modified as follows: (The modified portions are underlined)
--------------------------------------------------------------------------------
Current Version                                 Modified Version
--------------------------------------------------------------------------------
 (Total Number of Shares)                      (Total Number of Shares)
  Article 5 The total number of                 Article 5 The total number of
   shares authorized to be issued                shares authorized to be issued
   by the company shall be                       by the company shall be
   62,322,590 shares.                            62,120,445 shares.
   ------------------                            ------------------
--------------------------------------------------------------------------------
 (Share Handling Regulations)                  (Share Handling Regulations)
  Article 6 The denomination of share           Article 6 The denomination
   certificates, registration of                 of share certificates,
   transfer of shares, entry or                  registration of transfer
   record in the register of                     of shares, entry or record
   fractional shares, registration               in the register of fractional
   relating to the right of pledge,              shares, registration relating
   re-issue of share certificates,               to the right of pledge,
   indication of trust property and              re-issue of share certificates,
   other matters concerning the handling         indication of trust property,
   of shares and fractional shares and           procedure relating to
   handling charges thereof shall be             -----------------------
   governed by the share handling                registration of loss of share
   regulations established by                    ------------------------------
   the board of directors.                       certificates, and other matters
                                                 -------------
                                                 concerning the handling of
                                                 shares and fractional shares
                                                 and handling charges thereof
                                                 shall be governed by the share
                                                 handling regulations
                                                 established by the board of
                                                 directors.
--------------------------------------------------------------------------------
 (Transfer Agent)                              (Transfer Agent)
  Article 9 The company may appoint a           Article 9 The company may
   transfer agent or agents which will          appoint a transfer agent or
   handle the business of registration          agents which will handle the
   of transfer of shares, entry or              business of registration of
   record in the register of fractional         transfer of shares and entry
   shares and the register of beneficial                           ---------
   owners, and other matters.                   or record in the registry of
                                                ----------------------------
                                                loss of share certificates,
                                                --------------------------
                                                entry or record in the register
                                                of fractional shares and the
                                                register of beneficial owners,
                                                and other matters.

2. The transfer agent, its                2. (As present)
   location and the scope of
   its authority shall be
   determined by a resolution
   of the board of directors and
   public notice shall be given
   with respect thereto.
--------------------------------------------------------------------------------
(Method of Making Resolutions)            (Method of Making Resolutions)
 Article 12 Unless otherwise               Article 12 (As present)
   provided by law or by these
   Articles of Incorporation, all
   resolutions of meetings of
   shareholders shall be adopted
   by a majority vote of shareholders
   present at the meeting.

2. (a New Clause)                         2. Special resolution of meetings of
                                          -  ---------------------------------
                                             shareholders as stipulated in
                                             -----------------------------
                                             Article 343 of the Commercial Code
                                             ----------------------------------
                                             of Japan shall be adopted by a two-
                                             -----------------------------------
                                             thirds (2/3) majority vote of
                                             -----------------------------
                                             shareholders present at the meeting
                                             -----------------------------------
                                             which shareholders present hold
                                             -------------------------------
                                             shares representing in the
                                             --------------------------
                                             aggregate one-third (1/3) or more
                                             ---------------------------------
                                             of the total number of voting
                                             -----------------------------
                                             rights of shareholders.
                                             -----------------------
--------------------------------------------------------------------------------
(Number of Statutory Auditors)            (Number of Statutory Auditors)
 Article 21 There shall be no              Article 21 There shall be no more
   more than four (4) statutory              than five (5) statutory auditors
             --------                             --------
   auditors of the company.                  of the company.
--------------------------------------------------------------------------------
(Term of Office of Statutory Auditors)    (Term of Office of Statutory Auditors)
 Article 23 The term of office of          Article 23 The term of office of
   statutory auditors shall expire           statutory auditors shall expire at
   at the conclusion of the ordinary         the conclusion of the ordinary
   meeting of shareholders held to           meeting of shareholders held to
   settle accounts for the fiscal            settle accounts for the fiscal
   period last ending within three (3)       period last ending within four (4)
                             ---------                                 --------
   years from their assumption of office.    years from their assumption of
                                             office.

2. The term of office of any              2. (As present)
   statutory auditor elected to
   fill a vacancy shall be the
   same as the remainder of the
   term of office of his predecessor.
--------------------------------------------------------------------------------

..  Fourth Item   Election of five Corporate Auditors

As of the end of this Ordinary General Meeting of Shareholders, all the corporate auditors will have completed their terms of office. Accordingly, subject to approved resolution of the third item, it is proposed that five corporate auditors, including one additional member, be elected with the consent of the Board of Corporate Auditors.

Candidates for Corporate Auditors are as follows:

                                                                                Number of
Candi                                                                           shares of the
-date   Name                                                                    Company
No.     (Date of birth)   Resume and representation of other companies          held
---------------------------------------------------------------------------------------------
 1.     Takao Nakajima    April 1963    Entered the Board of Audit              12.00
        (July 7, 1938)    June 1996     Secretary General of Board of Audit     Shares
                          June 1998     Adviser to the Board of Audit
                                        Adviser to Kitano-gumi Corporation
                          June 2000     Full-time Corporate Auditor of the
                                        Company (present post)
---------------------------------------------------------------------------------------------
 2.     Masao Iseki       April 1961    Entered Nippon Telegraph and            14.00
        (September 24,                  Telephone Public Corporation            Shares
        1938)             June 1988     Vice President and Senior Manager of
                                        Affiliated Companies Headquarters
                          April 1989    Vice President and Deputy Senior
                                        Executive Manager of Research and
                                        Development Headquarters
                          July 1990     Vice President and Deputy Senior
                                        Executive Manager of
                                        Telecommunications Business Support
                                        Headquarters
                          February      Vice President and Executive Manager
                          1991          of Telecommunications Service
                                        Department
                          June 1991     Senior Vice President and Executive
                                        Manager of Telecommunications
                                        Service Department
                          July 1993     Senior Vice President and Executive
                                        Manager of Service Management
                                        Department
                          June 1994     President of NTT Telemarketing, Inc.
                                        (now NTT Solco Corporation)
                          June 2001     Full-time Corporate Auditor of the
                                        Company (present post)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
 3.     Yoshio Miwa       April 1963    Entered Nippon Telegraph and            11.00
        (February 11,                   Telephone Public Corporation            Shares
        1940)             June 1990     Vice President and General Manager,
                                        Kanagawa Branch
                          July 1991     Vice President and Deputy Senior
                                        Executive Manager, Corporate
                                        Communications System Headquarters
                          June 1992     Senior Vice President and Senior
                                        Executive Manager, Service
                                        Development Headquarters
                          July 1993     Senior Vice President and Executive
                                        Manager, Service Development
                                        Department
                          July 1994     Senior Vice President and Executive
                                        Manager, Network Service Promotion
                                        Department
                          June 1995     President and Representative Director,
                                        NTT Teleca Corporation
                          June 2000     Senior Executive Vice President and
                                        Representative Director, JSAT
                                        Corporation
                          June 2002     Representative Senior Vice President,
                                        JSAT Corporation
                                        (Scheduled to retire on June 26, 2003)
---------------------------------------------------------------------------------------------
 4.     Keisuke Sada      April 1960    Entered Nippon Telegraph and            13.14
        (September 18,                  Telephone Public Corporation            Shares
        1935)             June 1986     Vice President and Executive Manager
                                        of Public Relations Department
                          June 1988     Vice President and General Manager of
                                        Chugoku Telecommunications Service
                                        Region
                          April 1989    Vice President and General Manager
                                        of Chugoku Regional Communications
                                        Sector
                          June 1990     Senior Vice President and General
                                        Manager of Chugoku Regional
                                        Communications Sector
                          June 1991     Senior Vice President and Deputy
                                        Senior Executive Manager of
                                        Advanced Telecommunications Services
                                        Sector
                          July 1991     Senior Vice President and Deputy
                                        Senior Executive Manager of Mobile
                                        Communications Sector
                          May 1992      Senior Executive Vice President of NTT
                                        Mobile Communications Network, Inc.
                          April 1995    Senior Executive Vice President and
                                        Senior Executive Manager of Pager
                                        Business Reinforcement Headquarters
                          June 1998     Full-time Corporate Auditor of the
                                        Company
                          June 2001     Corporate Auditor of the Company
                                        (present post)
---------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
5. Yasuchika Negoro    April 1958     Entered the Ministry of Justice            10.00
   (July 31, 1932)     June 1990      Vice Minister, Ministry of Justice         Shares
                       December       Vice Minister, Tokyo High Public
                       1993           Prosecutor Office
                                      (Retired on July 30, 1994)
                       September      Became a registered lawyer
                       1995           (Daiichi Tokyo Bar Association)
                       August         Chairman, The Japan Fair Trade
                       1996           Commission
                                      (Retired on July 30, 2002)
                       August         Became a registered lawyer
                       2002           (Daiichi Tokyo Bar Association)
                                      (Present post)
----------------------------------------------------------------------------------------

Note: Messrs. Takao Nakajima and Yasuchika Negoro are outside Corporate Auditors assigned in accordance with Item 1 of Article 18 of the Law for Special Exceptions to the Commercial Code regarding corporate auditing.

.. Fifth Item   Presentation of retirement allowance to retiring Corporate
  Auditor

It is proposed that a retirement allowance be given in accordance with the Company's regulations and at an appropriate level for services rendered by Mr. Hideaki Toda, who will retire at the close of this Ordinary General Meeting of Shareholders.
     It is proposed that decisions on the amount of money, time and method of payment of such monetary award be entrusted to consultation among Corporate Auditors.

The resume of the retiring Corporate Auditor is as follows:

--------------------------------------------------------------------------------
Name               Resume
--------------------------------------------------------------------------------
Hideaki Toda       July 1999     Corporate Auditor of the Company (present post)
--------------------------------------------------------------------------------

[For reference]

1. The following are outline of consolidated financial accounts (in accordance with U.S. generally accepted accounting standards) for the NTT Group.

                     ABBREVIATED CONSOLIDATED BALANCE SHEET
                               (at March 31, 2003)

                                                               (billions of yen)
--------------------------------------------------------------------------------
    Current assets                                                (Yen)3,949.7

    Property, plant and equipment                                     11,057.9

    Investments and other assets                                       4,776.0

   Total assets                                                       19,783.6

    Current liabilities                                                3,766.4

    Long-term liabilities                                              8,853.3

    Minority interest in consolidated subsidiaries                     1,526.3

    Shareholders' equity                                               5,637.6

   Total liabilities and Shareholders'equity                          19,783.6
--------------------------------------------------------------------------------

                  ABBREVIATED STATEMENT OF CONSOLIDATED INCOME
                     (from April 1, 2002 to March 31, 2003)

                                                               (billions of yen)
--------------------------------------------------------------------------------
   Operating revenues                                            (Yen)10,923.1

   Operating expenses                                                  9,559.6

   Operating income                                                    1,363.6

   Non-operating profit and loss                                          41.5

   Income before income taxes                                          1,405.0

   Minority interest in consolidated subsidiaries                        115.0

   Equity (losses) of affiliated companies                              (329.5)

   Net income                                                            233.4
--------------------------------------------------------------------------------

2. The following are outline of the financial accounts for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

(1) Outline figures for Nippon Telegraph and Telephone East Corporation

                           ABBREVIATED BALANCE SHEET
                              (at March 31, 2003)

                                                                                                                 (billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
ASSETS                                          (Yen)4,517.6     LIABILITIES                                          (Yen)2,679.2
----------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                         3,783.7     LONG-TERM LIABILITIES                                     1,894.1

Fixed assets for telecommunications business         3,275.8       Long-term borrowings from affiliated company            1,095.6

Property, plant and equipment                        3,125.7       Liability for employees' severance payments               791.8

  Telecommunications equipment                         670.2       Other long-term liabilities                                 6.5

  Local telephone service lines                        617.6     CURRENT LIABILITIES                                         785.0

  Civil engineering equipment                          824.9       Long-term borrowings maturing within one year             143.3

  Buildings                                            655.7       Accounts payable, trade                                   169.5

  Land                                                 198.8       Accrued liabilities                                       320.9

  Others                                               158.3       Other current liabilities                                 151.3
                                                                 -----------------------------------------------------------------
Intangible fixed assets                                150.1     SHAREHOLDERS' EQUITY                                      1,838.4
                                                                 -----------------------------------------------------------------
Investments and other assets                           507.8     COMMON STOCK                                                335.0

  Deferred income taxes                                436.5     CAPITAL SURPLUS                                           1,499.7

  Others                                                73.3     EARNED SURPLUS                                                3.0

  Allowance for bad debts                               (2.0)        [Net profit for the year                                  3.0]

CURRENT ASSETS                                         733.8     NET UNREALIZED GAINS (LOSSES) ON STOCKS                       0.6

  Cash and bank deposits                               177.2

  Accounts receivable, trade                           380.4

  Accounts receivable, other                            76.9

  Other current assets                                 104.0

  Allowance for bad debts                               (4.7)
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                    (Yen)4,517.6     Total liabilities and shareholders' equity           (Yen)4,517.6
----------------------------------------------------------------------------------------------------------------------------------

                         ABBREVIATED STATEMENT OF INCOME
                     (from April 1, 2002 to March 31, 2003)

                                                               (billions of yen)
--------------------------------------------------------------------------------
  Telecommunications business

    Operating revenues                                            (Yen)2,175.3

    Operating expenses                                                 2,124.6

    Telecommunications business income                                    50.6

  Related business

    Operating revenues                                                   176.8

    Operating expenses                                                   179.1

    Related business loss                                                  2.2

  Total operating income                                                  48.3

  Non-operating revenues                                                  68.2

  Non-operating expenses                                                  53.2

  Recurring profit                                                        63.3

  Extraordinary loss                                                      23.2

  Net income before taxes                                                 40.0

  Corporation, inhabitant, and enterprise taxes                          (57.4)

  Deferred tax expenses (benefits)                                        94.5

  Net income                                                               3.0

  Unappropriated retained earnings for the year                            3.0
--------------------------------------------------------------------------------

(2) Outline figures for Nippon Telegraph and Telephone West Corporation

                            ABBREVIATED BALANCE SHEET
                               (at March 31, 2003)

                                                                                                                 (billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
ASSETS                                           (Yen)4,452.0      LIABILITIES                                        (Yen)2,951.1
----------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                          3,789.1      LONG-TERM LIABILITIES                                   2,215.9

Fixed assets for telecommunications business          3,178.1         Long-term borrowings from affiliated company         1,341.4

Property, plant and equipment                         3,052.2         Liability for employees' severance payments            864.6

   Telecommunications equipment                         647.7         Other long-term liabilities                              9.8

   Local telephone service lines                        760.8      CURRENT LIABILITIES                                       735.2

   Civil engineering equipment                          659.9         Long-term borrowings maturing within one year          217.6

   Buildings                                            614.4         Accounts payable, trade                                152.9

   Land                                                 197.7         Accrued liabilities                                    297.1

   Others                                               171.5         Other current liabilities                               67.5
                                                                   ---------------------------------------------------------------
Intangible fixed assets                                 125.8      SHAREHOLDERS' EQUITY                                    1,500.8
                                                                   ---------------------------------------------------------------
Investments and other assets                            610.9      COMMON STOCK                                              312.0

   Deferred income taxes                                576.0      CAPITAL SURPLUS                                         1,170.0

   Others                                                35.9      EARNED SURPLUS                                             19.3

   Allowance for bad debts                               (0.9)           [Net profit for the year                             19.3]

CURRENT ASSETS                                          662.9      NET UNREALIZED GAINS (LOSSES) ON STOCKS                    (0.6)

   Cash and bank deposits                               117.1

   Accounts receivable, trade                           355.5

   Accounts receivable, other                            90.0

   Other current assets                                 102.9

   Allowance for bad debts                               (2.8)
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                     (Yen)4,452.0      Total liabilities and shareholders' equity         (Yen)4,452.0
----------------------------------------------------------------------------------------------------------------------------------

                         ABBREVIATED STATEMENT OF INCOME
                     (from April 1, 2002 to March 31, 2003)

                                                              (billions of yen)
--------------------------------------------------------------------------------
   Telecommunications business

      Operating revenues                                        (Yen)2,045.9

      Operating expenses                                             2,004.7

      Telecommunications business income                                41.1

   Related business

      Operating revenues                                               169.1

      Operating expenses                                               167.6

      Related business income                                            1.5

   Total operating income                                               42.6

   Non-operating revenues                                               55.2

   Non-operating expenses                                               53.0

   Recurring profit                                                     44.9

   Extraordinary profit                                                 25.7

   Extraordinary loss                                                    7.1

   Net income before taxes                                              63.4

   Corporation, inhabitant, and enterprise taxes                       (69.9)

   Deferred tax expenses (benefits)                                    114.0

   Net income                                                           19.3

   Unappropriated retained earnings for the year                        19.3
--------------------------------------------------------------------------------

(3) Outline figures for NTT Communications Corporation

                            ABBREVIATED BALANCE SHEET
                               (at March 31, 2003)

                                                                                                             (billions of yen)
------------------------------------------------------------------------------------------------------------------------------
ASSETS                                        (Yen)1,592.5     LIABILITIES                                        (Yen)1,247.1
------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                       1,311.5     LONG-TERM LIABILITIES                                     914.9

Fixed assets for telecommunications business         643.3        Long-term borrowings from affiliated company           837.0

Property, plant and equipment                        547.5        Other long-term liabilities                             77.9

   Telecommunications equipment                      176.5     CURRENT LIABILITIES                                       332.2

   Civil engineering equipment                        88.2        Long-term borrowings maturing within one year           99.2

   Buildings                                         142.6        Accounts payable, trade                                 39.3

   Tools and fixtures                                 30.9        Accrued liabilities                                    145.7

   Land                                               41.4        Other current liabilities                               47.9

   Others                                             67.7
                                                               ---------------------------------------------------------------
Intangible fixed assets                               95.7     SHAREHOLDERS' EQUITY                                      345.3
                                                               ---------------------------------------------------------------
Investments and other assets                         668.1     COMMON STOCK                                              211.6

   Deferred income taxes                             355.9     CAPITAL SURPLUS                                           119.1

   Others                                            312.6     EARNED SURPLUS                                             13.6

   Allowance for bad debts                            (0.4)          [Net profit for the year                             13.6]

CURRENT ASSETS                                       281.0     NET UNREALIZED GAINS (LOSSES) ON STOCKS                     0.9

   Cash and bank deposits                             50.7

   Accounts receivable, trade                        166.4

   Accounts receivable, other                         29.8

   Other current assets                               35.9

   Allowance for bad debts                            (1.9)
------------------------------------------------------------------------------------------------------------------------------
Total assets                                  (Yen)1,592.5     Total liabilities and shareholders' equity         (Yen)1,592.5
------------------------------------------------------------------------------------------------------------------------------

                         ABBREVIATED STATEMENT OF INCOME
                     (from April 1 2002 to March 31, 2003)

                                                               (billions of yen)
--------------------------------------------------------------------------------
  Telecommunications business

    Operating revenues                                           (Yen)1,028.1

    Operating expenses                                                  884.6

    Telecommunications business income                                  143.4

  Related business

    Operating revenues                                                  123.9

    Operating expenses                                                  122.0

    Related business income                                               1.8

  Total operating income                                                145.3

  Non-operating revenues                                                 27.9

  Non-operating expenses                                                 30.0

  Recurring profit                                                      143.2

  Extraordinary loss                                                     82.1

  Net income before taxes                                                61.1

  Corporation, inhabitant, and enterprise taxes                          39.9

  Deferred tax expenses (benefits)                                        7.5

  Net income                                                             13.6

  Unappropriated retained earnings for the year                          13.6
--------------------------------------------------------------------------------

3. The following is an outline of capital investments made by Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

                           Capital Investment Amounts

--------------------------------------------------------------------------------
                Company                                       Capital investment
--------------------------------------------------------------------------------
Nippon Telegraph and Telephone East Corporation               (Yen)334.2 billion
Nippon Telegraph and Telephone West Corporation               (Yen)362.4 billion
NTT Communications Corporation                                (Yen)104.2 billion
--------------------------------------------------------------------------------

                Major Facilities Completed During the Fiscal Year

------------------------------------------------------------------------------------------------
Company                                 Item                                Completed Facility
------------------------------------------------------------------------------------------------
                                        FLET'S.ADSL                         917,000 lines
                                        --------------------------------------------------------
Nippon Telegraph and Telephone East     B-FLET'S                            99,000 lines
Corporation                             --------------------------------------------------------
                                        Subscriber optical cable            26,000km
------------------------------------------------------------------------------------------------
                                        FLET'S.ADSL                         673,000 lines
                                        --------------------------------------------------------
Nippon Telegraph and Telephone West     B-FLET'S                            82,000 lines
Corporation                             --------------------------------------------------------
                                        Subscriber optical cable            31,000km
------------------------------------------------------------------------------------------------

Note: No figures are provided for INS-Net 64 because the number of Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation lines fell by 411,000 and 275,000 respectively compared to the previous year.

4. The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

--------------------------------------------------------------------------------
                    Company                                        Amount
--------------------------------------------------------------------------------
Nippon Telegraph and Telephone East Corporation               (Yen)118.9 billion
Nippon Telegraph and Telephone West Corporation                (Yen)81.4 billion
NTT Communications Corporation                                 (Yen)32.7 billion
--------------------------------------------------------------------------------

                                                                             END

Exercising your voting via the Internet

[Voting Procedure]
1) Please log in to the following Internet website: http://www.web54.net
                                                    --------------------
2) You will be prompted to enter your assigned voting exercise code and a password, which are provided in the enclosed voting exercise form.
3) Please change the password to a new password and then follow the instructions on the computer screen.

When you exercise your voting rights via the Internet, please be aware of the
-----------------------------------------------------------------------------
following:
---------

..  Basic matters
   1. Exercising your voting rights via the Internet is only available by accessing the designated website (http://www.web54.net). Please be aware
                                        --------------------
      that this website is not accessible using a cellular phone modem.
   2. You may place your vote via the Internet at any time up to end including the day before the general meeting of shareholders (i.e., by Thursday, June 26, 2003).
   3. If you place your vote via the Internet multiple times, only your last
                                                              --------------
      vote will be treated as valid.
      -----------------------------
   4. If you exercise your vote by mail and also place your vote via the Internet, whichever we receive last will be treated as valid. If we
                --------------------------------------------------
      receive both on the same day, we will treat only your vote placed via the
                                    -------------------------------------------
      Internet as valid.
      -----------------
   5. The costs to use the Internet website for exercising your voting rights, such as the connection fees to internet service providers and applicable communications fees (i.e. call charges), will be borne by shareholders.

..  Handling your password
   1. When you connect to the designated website for voting the first time, please enter your assigned password and select a new password. Your chosen password is required to verify that the person exercising voting rights is a shareholder. Please store your password safely along with
                               ---------------------------------
      your registered seal. If you enter a wrong password several times, your access on the website will be barred. When it happens, please follow the instructions on the screen.

   2. Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (i.e., a new password will be issued for the next general meeting of shareholders).

..  System and Software Requirements
   1. Internet Access.
   2. 800 x 600 minimum Screen resolution (SVGA)
   3. Software applications:
      . Microsoft(R) Internet Explorer Version 5.01 Service Pack 2 (or higher)
        (cookie has been validly set up)
      . Adobe(R) Acrobat(R) Reader(TM) Ver. 4.0 (or higher)(this is required if you would like to refer to the shareholders meeting related documents and matters to be resolved at the meeting.
        (Microsoft(R) and Internet Explorer are the trademarks, registered trademarks or product names of Microsoft Corporation in the United States and other countries, and Adobe(R) and Acrobat(R) Reader(TM) are those of Adobe Systems Incorporated.)

If you have questions about the use of personal computers for exercising your vote via the Internet, please contact:

The Chuo Mitsui Trust and Banking Company, Limited
      Securities Agent Web Support    Hot Line Dials
      03(5677)2031 (Mon. to Fri. 9:00 to 21:00)

                                  The Location
                                     of the
                  18th Ordinary General Meeting of Shareholders

                      International Convention Center PAMIR
                            New Takanawa Prince Hotel
                    13-1, Takanawa 3-chome, Minato-ku, Tokyo


                                     [MAP]

8-minute walk from Shinagawa Station (JR and Keihin Express Lines) 6-minute walk from Takanawadai Station (Toei Asakusa Subway Line)


Note: 1. As traffic will be heavy in this area on the day of the meeting, it is recommended you do not come by car.

      2. You are requested to leave hand baggage in the cloakroom. For the safety of attending shareholders, any items of baggage you take into the hall will be searched. We appreciate your cooperation.